March 16, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Bridge Capital, Inc.

Form S-1

Filed January 12, 2017

File No. 333-215528

To the men and women of the SEC:

On behalf of Global Bridge Capital, Inc.., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 8, 2017 addressed to Mr. Tan Yu Chai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on January 12, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note:  In the Company’s opinion, based off our current level of operations, we do not believe that we are deemed a shell company. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We believe that due to the amount of work and hours that have gone into the Company’s activities, including, but not limited to, development of our promotional material, website development, and planning future business activities, we are not a shell company. Our officers and directors  have each spent, and currently are spending, forty hours per week on the business and, due to that fact, we believe that operations are more than nominal and are sufficient to not be deemed a shell company per the definition under Rule 405 of the Securities Act of 1933.

We have removed the following language pertaining to this note:

page 1: As of the date of this registration statement it should be noted that our company is currently a shell company. We are not however, a blank check company.

page 2: Currently, based on our current level of operations and our lack of assets we are considered a shell Company. We are not however, a blank check shell company.

page 10: we removed the last risk factor on this page.

We have added the following to page 14, “We are not a shell company.”

Note: We have also updated the financial statements and other appropriate disclosures throughout in order to ensure that they are current.

SEC Comment(s) /Analysis

Prospectus Cover Page

1. We note your disclosure that no public market has existed for your common stock. Please reconcile this disclosure with the information regarding the market for your securities and the trading symbol mentioned on your website that you disclose on page 15.

Company Response:

No public market has existed for our common stock. The Company has no trading symbol. Any mention to the contrary was due to a clerical error on our website. Our website is in the development stages and content meant to be kept private that was put as a “filler” for future content was accidentally not hidden from public viewing. This has since been corrected and removed.

Table of Contents

2. Please provide us your analysis demonstrating how the second paragraph following the table is consistent with Securities Act Section 4(a)(3) and Rule 174.

Company Response:

We have removed the second paragraph following the table.

The Company, page 2

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

At this time we do not have any written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

4. Please expand the disclosure in the penultimate paragraph on page 2 about the maximum proceeds of $600,000 to highlight that you require a minimum of $600,000 of funding from this offering in order to implement your plan of operation for the next twelve month period as you mention in the first paragraph on page 14.

Company Response:

We have added the following additional information to the penultimate paragraph on page 2: “In order to implement our plan of operations for the next twelve-month period, we require a minimum of $600,000 of funding from this offering. If we are not able to raise the minimum $600,000, which may be a possibility if we only raise a portion of the funds we are looking for in this offering, then we may be forced to significantly scale back our planned operations or alternatively conduct another round of fundraising. In the event that we are not able to raise what we feel is the minimum amount required to implement our business plan at our desired level, then we will need to scale back how much money is allocated to every step of our process.”

Risk Factors, page 5

5. We note your disclosure on pages 14 and 16 about your plan to set up a venture fund in order to invest in high growth companies and provide pre-IPO financing. We also note your statement on your website that you provide “direct investments and customized investment solutions.” Please provide us your analysis of whether you are or plan to be an Investment Company as defined by the Investment Company Act of 1940.

Company Response:

We are not and do not plan on being an Investment Company as defined in the Investment Company Act of 1940. We intend to primarily be engaged in the business of consulting services. At no time do we intend to have assets greater than 40% that are derived strictly from investment securities.

6. Please include a risk factor to highlight the possible conflicts of interest of your officers and directors as a result of their outside activities. In this regard, we note your disclosure on page 25 that Global Bridge PLT is owned and controlled by your two officers and directors.

Company Response:

We have added the following risk factor to page 5:

“Due to the fact that our officers and directors conduct outside activities, including the fact that Global Bridge PLT is owned and controlled by Tan Yu Chai and Goh Hock Seng, the attention and efforts of our officers and directors are not solely focused upon Global Bridge Capital, Inc.

While our officers and directors intend to devote as much time as necessary to the success and development of Global Bridge Capital, Inc., they do have outside interests that require a portion of their time every week. Although we believe their time, resources, and effort to be allocated appropriately to allow for the Company’s future success, there can be no guarantee that their priorities will not shift in the future. In the event that their outside interests begin to take precedence over their positions in Global Bridge Capital, Inc. the Company may not experience the growth and success that is anticipated. In this event either corrective action will have to be taken or, in a worst case scenario, investors could lose all or part of their investments.”

7. Please tell us whether Article IX of exhibit 3.2 means that shareholders may not amend your bylaws.

Company Response:

Article IX of exhibit 3.2 is meant to convey that only our board of directors may alter or amend our bylaws. Our shareholders may not amend our bylaws unless an event were to occur in which a shareholder managed to attain majority control of the company.

We may issue shares of preferred stock, page 10

8. Please reconcile the voting rights of your preferred stock as disclosed in the first paragraph of this risk factor with the information in exhibit 3.1.

Company Response:

We have amended the end of the first paragraph in the referenced risk factor to now read:

“Currently, as there are no shares of Preferred stock outstanding, the voting rights of each share of Preferred Stock held at all stockholders’ meetings for all purposes, including election of directors, have not been determined by our board of directors.”

Description of Business, page 15

9. Please provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K for your current business and for your plans to set up a venture fund mentioned in the last sentence of the fourth paragraph on page 14.

Company Response:

We intend to establish a private equity fund rather than a venture fund. We also have tentative plans to acquire an existing business with a broker/dealer license in the USA. We have clarified this and added the following to page 15: “The Company has discussed plans to establish a private equity fund to provide pre-IPO financing, and to acquire an existing business with a broker/dealer license in the USA, in the future. At this point in time we have not established a timeline for these activities, nor have we made definitive plans regarding how we will set up this private equity fund or acquire an existing business with broker/dealer licenses in the USA, how we will create the fund, or how this will factor into our present business objectives. Our plans are constrained to the extent that we plan to finance this private equity fund, and/or acquire this existing business with a broker/dealer license in the USA, with monies raised through either a subsequent offering (which we have no definitive plans to conduct), or through revenue generated from business activities. In summation, this is a very tentative plan and one that we have not determined specifics for and we do not presently know the total costs that will be associated with these activities nor do we have the specific steps we will need to take in order to implement these plans.”

10. We note the statement on your website that you are a dual registered and advisor-owned advisory and investment firm. Please explain in your prospectus the significance of being “dual registered,” and tell us whether this offering will be made solely to advisors.

Company Response:

We do not have plans to be dually registered. This offering will be made to friends, family, business acquaintances and anyone in general who seeks to invest in our common stock. We have reviewed our website and removed any inconsistent information or information that was present as a “filler” for the time being while we develop the content of our website. As mentioned in our response to comment one, several of the items on our site were intended to be kept private as the website is being developed.

11. We note that on page 8 of your profile on your website you refer to your “established ties with global tech partners and providers.” Please tell us the nature of those ties, including (1) whether they are represented by written agreements and (2) the nature of the obligations of the parties to the agreements creating the ties.

Company Response:

There are no written agreements with and no obligations of the parties whom we cite we have “ties with.” These parties simply have an existing relationship in some capacity with our Officer(s) and Director(s). These relationships are simply personal relationships.

Business Information, page 15

12. Please revise your disclosure in the second paragraph of this section to clarify your relationship with Global Bridge PLT. Also, clarify why your plan to acquire Global Bridge PLT is speculative in view of your disclosure on the prospectus cover page that Tan Yu Chai and Goh Hock Seng have the ability to control the voting power of your capital stock and your disclosure on page 25 that Global Bridge PLT is owned and controlled by them.

Company Response:

We have amended the following from the second paragraph in the business information section on page 15:

“We currently do not have significantly developed plans to acquire any specific companies with the exception of Global Bridge PLT, which is a consulting firm in Malaysia that offers cross border IPO Services. Global Bridge PLT is owned and controlled by our directors Tan Yu Chai and Goh Hock Seng. It should be noted however, that our plan to acquire Global Bridge PLT is very speculative. We have only had verbal discussion, internally between our officers and directors, regarding the proposition of a future acquisition. These plans remain speculative because the officers and directors, who control both Global Bridge PLT and our own company, Global Bridge Capital, Inc. have yet to decide, internally, whether they want to have one entity acquire the other at this point in time, and are still in the early stages of deliberation.”

13. Please clarify the reference to “DPO” mentioned in the fifth paragraph of this section.

Company Response:

We have clarified both “DPO” and “IPO” from the fifth paragraph as follows:

“IPO (Initial Public Offering) or in some cases DPO (Direct Public Offering)”

14. Please clarify what you mean by your statement regarding “our outside financing opportunity” in the first paragraph on page 16.

Company Response:

 The language “our outside financing opportunity” was a clerical error that has been amended. It should have read, and now reads, “or outside financing activity”.

Employees, page 16

15. We note that you disclose that you have three employees as of December 13, 2016. However, it appears from the information on pages 12 - 14 of your profile on your website that you have more than three employees. Please advise or revise your prospectus as appropriate.

Company Response:

We have had our web developer amend our website appropriately to accurately represent the titles of each individual listed on our website. It should be noted that the advisors are not employees. This should reconcile the inconsistency that was present.

Use of Proceeds, page 17

16. Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws mentioned on page 11.

Company Response:

We have added the following to page 17: “Note: As a public entity, subject to the reporting requirements of the Exchange Act of 1934, we will continue to incur ongoing expenses associated with professional fees for accounting, legal and a host of other expenses for annual reports and proxy statements. We estimate that these costs will range up to $35,000 per year for the next few years and will be higher if our business volume and activity increases. We plan to pay for the aforementioned expenses with Company cash reserves as a result of revenue we may generate in the future. Should we not have such cash reserves on hand then we may decide to utilize some funds from this offering to pay for such expenses. These funds would be obtained from funds raised for funding day to day operations. There remains the possibility that we may never have enough cash to pay for such expenses. We may then need to rely on our officers and directors to fund such expenses.”

17. Please clarify whether any of the proceeds can be used to pay the salaries of or make other payments to your officers and directors. We note the disclosure in the first paragraph on page 14 that you have been utilizing and may utilize funds from your chief executive officer.

Company Response:

We have added the following to page 14: “Note: We will not use proceeds from this offering to pay for salaries or to make other payments to our officers and or directors.”

18. Please clarify the amount of proceeds to be used to set up a venture fund in order to invest in high growth companies and provide pre-IPO financing as you mention on page 14.

Company Response:

Please see our response to comment 15.

Plan of Distribution, page 19

19. Please reconcile the disclosure in the fifth paragraph of this section that sales by the registrant must be made at the fixed price of $0.30 per share until a market develops for the stock with your disclosure throughout your document that shares will be sold at a fixed price for the duration of this offering.

Company Response:

We have clarified the disclosure to read:

“However, sales by the Company must be made at the fixed price of $0.30 until a market develops for the stock (which can only occur after this offering has been closed).

20. Please expand the disclosure in this section to describe the manner in which the securities will be offered by Tan Yu Chai and how potential investors will learn about the offering.

Company Response:

We have added the following disclosure to page 19:

“Mr. Tan, at this point in time, plans to reach out to business and personal contacts via email, phone call, and physical meetings to present them with this prospectus and inform them of our offering. In the future, Mr. Tan may utilize as of yet unidentified methods to increase awareness of the Company’s offering.”

Directors and Executive Officers, page 22

21. Please disclose the name and principal business of each of Mr. Phang’s employers during the past five years.

Company Response:

We have added Mr. Phang’s complete work history for the past five years and included in the disclosure the name of his employer.

Certain Relationships and Related Transactions, page 25

22. Please disclose the material terms, such as the repayment date and interest rate, of the advances from Mr. Tan mentioned in the third sentence on page 14 and the expenses paid by Mr. Tan and Mr. Goh mentioned on page F9.

Company Response:

No such agreements or material terms exist at this time. To avoid confusion we have replaced the wording throughout from “advance funds” to “contribute funds.” If funds at any time are loaned or intended to be paid back we intend to disclose this information appropriately.

We have added the following to page 25: “During the period ending August 31, 2016, our Directors, Tan Yu Chai and Goh Hock Seng, paid a combined $24,980 in operating expenses which is recorded as additional paid in capital. Our Officers and Directors are not expected to be paid back for the aforementioned contributions.”

Exhibit 5.1

23. The opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are a necessary requirement of the ultimate legality opinion. If the second sentence of the paragraph following clause iv is referring only to assumed facts and not assumed legal conclusions, please file a revised opinion to clarify.

Company Response:

The second sentence of the paragraph following clause (iv) is referencing assumed facts and assumed legal conclusions.

Exhibit 99.1

24. Please tell us why you are requiring investors to represent to you that your prospectus “makes clear the terms and conditions of the offering of Common Stock and the risks associated therewith” as you do by the last sentence of paragraph 3.1. Likewise, the purpose of requiring investors to make the representation in the second sentence of section 3.1 is unclear. Your subscription agreement should not imply that investors are waiving rights contrary to Section 14 of the Securities Act.

Company Response:

In the Company’s opinion, we respectfully do not believe we are implying, requiring, or directing investors to waive any rights due to the fact that we have a statement that the “prospectus makes clear the terms and conditions of the offering of Common Stock and the risks associated therewith are described.” The purpose of the second sentence is so that it is clear the subscription agreement is in relation to the offering being conducted pursuant to this S-1.

The language in item 3.1 of the subscription agreement does not fall under the language taken directly from the exchange act of 1933, “Any condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this title or of the rules and regulations of the Commission shall be void.” The item in 3.1 is a statement in which the shareholder simply acknowledges the presence of the prospectus and its existence. It doesn’t have any conditions, stipulations, or provisions attached to it.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 16, 2017

/s/ Tan Yu Chai

Tan Yu Chai

Chief Executive Officer